Mail Stop 3561

May 4, 2009

Mr. Andre M. Hilliou, Chief Executive Officer
Full House Resorts, Inc.
4670 S. Fort Apache, Suite 190
Las Vegas, Nevada 89147

> **Re: Full House Resorts, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 27, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed November 13, 2008**
> **File No. 001-32583**

Dear Mr. Hilliou:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief